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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

IMAGEX.COM, INC.

(Name of Issuer)
COMMON STOCK

(Title of Class of Securities)
45244D102
(CUSIP Number)
December 31, 2001

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

        / /      Rule 13d-1(b)

        /x/      Rule 13d-1(c)

        / /      Rule 13d-1(d)

        *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

        The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.            45244D102

(1)	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
INTERNET VENTURES, LLC 91-1911044

(2)	Check the Appropriate Box if a Member	(a)	/ /
	of a Group (See Instructions)	(b)	/x/

(3)	Sec Use Only

(4)	Citizenship or Place of Organization
WASHINGTON, U.S.A.

Number of Shares Beneficially Owned by Each Reporting Person With:		(5)	Sole Voting Power
0

		(6)	Shared Voting Power
1,468,406

		(7)	Sole Dispositive Power
0

		(8)	Shared Dispositive Power
1,468,406

(9)	Aggregate Amount Beneficially Owned by Each Reporting Person
1,468,406

(10)	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) / /

(11)	Percent of Class Represented by Amount in Row (9)
4.75%

(12)	Type of Reporting Person (See Instructions)
OO

CUSIP No.            45244D102

(1)	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
ACORN VENTURES, INC. 91-1610156

(2)	Check the Appropriate Box if a Member	(a)	/ /
	of a Group (See Instructions)	(b)	/x/

(3)	Sec Use Only

(4)	Citizenship or Place of Organization
WASHINGTON, U.S.A.

Number of Shares Beneficially Owned by Each Reporting Person With:		(5)	Sole Voting Power
0

		(6)	Shared Voting Power
2,577,274

		(7)	Sole Dispositive Power
0

		(8)	Shared Dispositive Power
2,577,274

(9)	Aggregate Amount Beneficially Owned by Each Reporting Person
2,577,274

(10)	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) / /

(11)	Percent of Class Represented by Amount in Row (9)
8.34%

(12)	Type of Reporting Person (See Instructions)
CO

CUSIP No.            45244D102

(1)	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
RUFUS W. LUMRY

(2)	Check the Appropriate Box if a Member	(a)	/ /
	of a Group (See Instructions)	(b)	/x/

(3)	Sec Use Only

(4)	Citizenship or Place of Organization
UNITED STATES

Number of Shares Beneficially Owned by Each Reporting Person With:		(5)	Sole Voting Power
0

		(6)	Shared Voting Power
2,577,274

		(7)	Sole Dispositive Power
0

		(8)	Shared Dispositive Power
2,577,274

(9)	Aggregate Amount Beneficially Owned by Each Reporting Person
2,577,274

(10)	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) / /

(11)	Percent of Class Represented by Amount in Row (9)
8.34%

(12)	Type of Reporting Person (See Instructions)
IN

ITEM 1.

(a)	Name of Issuer
ImageX.com, Inc.

(b)	Address of Issuer's Principal Executive Offices
Yarrow Bay Plaza 10210 NE Pts Drive #200 Kirkland, WA 98033

ITEM 2.

(a)	Name of Person Filing
Internet Ventures, LLC / Acorn Ventures, Inc. / and Rufus W. Lumry(1)

(b)	Address of Principal Business Office or, if none, Residence
1309 114th Ave SE, #200 Bellevue, WA 98004

(c)	Citizenship / Place of Organization
Individual: USA Entities: Washington

(d)	Title of Class of Securities
Common Stock

(e)	CUSIP Number
45244D102

(1)
Rufus W. Lumry is the principal stockholder, sole director and President of Acorn Ventures, Inc., which is the 50% owner of Internet Ventures, LLC. Mr. Lumry may be deemed to control both Acorn Ventures, Inc. and Internet Ventures, LLC.

ITEM 3.	IF THIS STATEMENT IS FILED PURSUANT TO §§240.13d-1(b) OR 240.13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:
(a)	/ /	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
(b)	/ /	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
(c)	/ /	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
(d)	/ /	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).
(e)	/ /	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E).
(f)	/ /	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F).
(g)	/ /	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G).
(h)	/ /	A savings association as defined in section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).
(i)	/ /	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).
(j)	/ /	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

ITEM 4. OWNERSHIP

        Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned:
	Internet Ventures, LLC		1,468,406
	Acorn Ventures, Inc. and Rufus W. Lumry		2,577,274

(b)	Percent of class:
	Internet Ventures, LLC		4.75%
	Acorn Ventures, Inc. and Rufus W. Lumry		8.34%

(c)	Number of shares as to which the person has:

	(i)	Sole power to vote or to direct the vote

	(ii)	Shared power to vote or to direct the vote
		Internet Ventures, LLC	1,468,406
		Acorn Ventures, Inc. and Rufus W. Lumry	2,577,274

	(iii)	Sole power to dispose or to direct the disposition of

	(iv)	Shared power to dispose or to direct the disposition of
		Internet Ventures, LLC	1,468,406
		Acorn Ventures, Inc. and Rufus W. Lumry	2,577,274

Instruction. For computations regarding securities which represent a right to acquire an underlying security see §240.13d3(d)(1).

ITEM 5. OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

        If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following  /x/.(2)

Instruction: Dissolution of a group requires a response to this item.

(2)
Internet Ventures, LLC is no longer a 5% shareholder.

ITEM 6. OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

         If any other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities, a statement to that effect should be included in response to this item and, if such interest relates to more than five percent of the class, such person should be identified. A listing of the shareholders of an investment company registered under the Investment Company Act of 1940 or the beneficiaries of employee benefit plan, pension fund or endowment fund is not required.

        Not applicable.

ITEM 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

        If a parent holding company has filed this schedule, pursuant to Rule 13d-1(b)(ii)(G), so indicate under Item 3(g) and attach an exhibit stating the identity and the Item 3 classification of the relevant subsidiary. If a parent holding company has filed this schedule pursuant to Rule 13d-1(c) or Rule 13d-1(d), attach an exhibit stating the identification of the relevant subsidiary.

        Not applicable.

ITEM 8. IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

         If a group has filed this schedule pursuant to §240.13d-1(b)(1)(ii)(J), so indicate under Item 3(j) and attach an exhibit stating the identity and Item 3 classification of each member of the group. If a group has filed this schedule pursuant to §240.13d-1(c) or §240.13d-1(d), attach an exhibit stating the identity of each member of the group.

        Not applicable.

ITEM 9. NOTICE OF DISSOLUTION OF GROUP

         Notice of dissolution of a group may be furnished as an exhibit stating the date of the dissolution and that all further filings with respect to transactions in the security reported on will be filed, if required, by members of the group, in their individual capacity. See Item 5.

        Not applicable.

ITEM 10. CERTIFICATION

         By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 29, 2002

INTERNET VENTURES, LLC
	By:	Acorn Ventures, Inc.
	By:	/s/ RUFUS W. LUMRY, III
	Its:	President
ACORN VENTURES, INC.
	By:	/s/ RUFUS W. LUMRY, III
	Its:	President
/s/ RUFUS W. LUMRY, III Rufus W. Lumry, III

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